Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday October 20, 2011
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

Third Quarter 2011 Summary

•  Revenue of $1.83 billion, compared to $1.55 billion for the same period last year

•  IFRS net earnings of $50.2 million, or $0.23 per share, compared to IFRS net earnings of $21.3 million, or $0.09 per share, last year

•  Adjusted net earnings (non-IFRS) of $0.26 per share, compared to $0.18 per share last year

•  Non-IFRS return on invested capital of 26.4%, compared to 23.1% last year

•  Non-IFRS operating margin of 3.7%, compared to 3.1% last year

•  Fourth quarter of 2011 guidance: revenue of $1.70 billion to $1.85 billion, adjusted net earnings per share of $0.23 to $0.29.

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the third quarter ended September 30, 2011.

Third Quarter Results

Revenue for the quarter was $1.83 billion, compared to $1.55 billion in the third quarter of 2010. IFRS net earnings were $50.2 million, or $0.23 per share, compared to IFRS net earnings of $21.3 million, or $0.09 per share, for the same period last year.  IFRS net earnings for the third quarter of 2011 included the following recurring items, which together resulted in a $0.04 per share (pre-tax) charge: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges (recoveries). This aggregate (pre-tax) charge was slightly below the range provided on July 22, 2011 of between $0.05 and $0.07 per share.

Adjusted net earnings for the quarter were $57.4 million, or $0.26 per share, compared to $42.5 million, or $0.18 per share, for the same period last year. The term adjusted net earnings is a non-IFRS measure defined as net earnings before stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (recoveries), and gains or losses related to the repurchase of shares or debt, net of tax adjustments. Detailed IFRS financial statements and supplementary information related to adjusted net earnings and other non-IFRS measures appear at the end of this press release.

For the nine months ended September 30, 2011, revenue was $5.46 billion, compared to $4.65 billion for the same period in 2010.  IFRS net earnings were $125.9 million, or $0.57 per share, compared to $62.8 million, or $0.27 per share, for the same period last year.  Adjusted net earnings for the nine months ended September 30, 2011 were $170.8 million, or $0.78 per share, compared to $136.4 million, or $0.59 per share, for the same period in 2010.

Third Quarter Results Compared to Guidance

The company’s revenue of $1.83 billion and adjusted net earnings of $0.26 per share for the third quarter of 2011 were within the company’s published guidance range, announced on July 22, 2011, of revenue of $1.725 billion to $1.875 billion and adjusted net earnings per share of $0.23 to $0.29.

more….

“Celestica delivered solid results in the third quarter with strong margin, earnings and cash performance,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica. “With year-over-year revenue growth of 18%, we are pleased with the progress we have made relative to our targeted end markets.”

“The global economic environment is driving volatility in demand and visibility is limited.  We remain committed to helping our customers adapt to these challenging marketplace conditions by delivering flexible solutions to support their continued success.”

End Markets by Quarter

The following table sets forth revenue by end market as a percentage of total revenue for the periods indicated:

	2010					2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter
Consumer	28%	26%	24%	24%	25%	26%	25%	25%
Enterprise Communications	22%	24%	25%	24%	24%	25%	25%	26%
Telecommunications	14%	13%	14%	12%	13%	11%	9%	8%
Storage	14%	12%	12%	12%	12%	12%	11%	11%
Servers	12%	14%	13%	17%	14%	15%	17%	14%
Industrial, Aerospace and Defense, Healthcare and Green Technology	10%	11%	12%	11%	12%	11%	13%	16%
Revenue (in millions)	$1,518.1	$1,585.4	$1,546.5	$1,876.1	$6,526.1	$1,800.1	$1,829.4	$1,830.1

Fourth Quarter of 2011 Outlook

For the fourth quarter ending December 31, 2011, the company anticipates revenue to be in the range of $1.70 billion to $1.85 billion, and adjusted net earnings per share to be in the range of $0.23 to $0.29.  The company expects a negative $0.04 to $0.07 per share (pre-tax) aggregate impact on an IFRS basis for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

Third Quarter Webcast

Management will host its third quarter results conference call today at 4:30 p.m. Eastern. The webcast can be accessed at www.celestica.com.

IFRS Reporting Commenced in 2011

Celestica has reported its financial results in accordance with International Financial Reporting Standards (IFRS), as required for public companies in Canada.  The comparative financial information has been restated to reflect the adoption of IFRS, with effect from January 1, 2010.  Periods prior to January 1, 2010 will not be presented under IFRS. The company has included a reconciliation between IFRS and the amounts previously reported under Canadian generally accepted accounting principles (GAAP) in the attached interim financial statements.

Although Celestica was required to transition to IFRS, its major North American competitors will continue to report financial results under U.S. GAAP.  IFRS did not significantly impact the company’s non-IFRS financial metrics, which the company presents to enable investors to compare Celestica’s financial results with those of its major North American peer group.

Supplementary Information

In addition to disclosing detailed results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. See Schedule 1.

Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial or operational results including our quarterly earnings and revenue guidance, the impact of program wins or losses and acquisitions on our financial results and working capital requirements, anticipated expenses, capital expenditures, benefits or payments, our financial or operational performance, our expected tax outcomes, our cash flows and financial targets and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; dependence on our customers’ ability to compete and succeed in their marketplace for the products we manufacture; variability of operating results among periods; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand from our customers; the challenges of managing changing commodity and labor costs; our inability to retain or expand our business due to execution problems relating to the ramping of new programs, completing our restructuring activities or integrating our acquisitions; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the challenge of managing our financial exposures to foreign currency volatility; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our revenue and earnings guidance, as contained in this press release, is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing, execution of, and investments associated with ramping new business; the success in the marketplace of our customers’ products, general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; and technological developments. These assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Laurie Flanagan	Manny Panesar
Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), selling, general and administrative expenses (SG&A), SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, return on invested capital (ROIC), free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable:  stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill and long-lived assets, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies using IFRS, or our North American competitors who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS.  The most significant limitation to management’s use of non-IFRS financial measures is that the charges and expenses excluded from the non-IFRS measures are nonetheless charges that are recognized under IFRS and that have an economic impact on the company.  Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS, unless there are no comparable IFRS measures.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options and restricted stock units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value.  In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses.  Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges (recoveries), which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities, reductions in infrastructure and acquisition-related transaction costs, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill and long-lived assets, result primarily when the carrying value of these assets exceeds their fair value.  These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended				Nine months ended
	September 30				September 30
	2010		2011		2010		2011
	% of		% of		% of		% of
	revenue		revenue		revenue		revenue

Revenue	$1,546.5		$1,830.1		$4,650.0		$5,459.6

IFRS gross profit	$107.9	7.0%	$126.5	6.9%	$321.5	6.9%	$369.3	6.8%
Stock-based compensation	3.3		3.7		10.8		11.7
Non-IFRS gross profit	$111.2	7.2%	$130.2	7.1%	$332.3	7.1%	$381.0	7.0%

IFRS SG&A	$65.0	4.2%	$61.9	3.4%	$183.4	3.9%	$194.9	3.6%
Stock-based compensation	(4.6)		(4.3)		(16.1)		(22.8)
Non-IFRS SG&A	$60.4	3.9%	$57.6	3.1%	$167.3	3.6%	$172.1	3.2%

IFRS earnings before income taxes	$22.3	1.4%	$58.2	3.2%	$84.3	1.8%	$144.6	2.6%
Net finance costs	1.2		1.6		6.2		4.3
Stock-based compensation	7.9		8.0		26.9		34.5
Amortization of intangible assets (excluding computer software)	1.5		1.8		4.1		5.4

Restructuring and other charges (recoveries)	15.5		(2.6)		27.4		5.5
Losses related to the repurchase of shares or debt	—		—		8.8		—
Non-IFRS operating earnings (EBIAT) (1)	$48.4	3.1%	$67.0	3.7%	$157.7	3.4%	$194.3	3.6%

IFRS net earnings	$21.3	1.4%	$50.2	2.7%	$62.8	1.4%	$125.9	2.3%
Stock-based compensation	7.9		8.0		26.9		34.5
Amortization of intangible assets (excluding computer software)	1.5		1.8		4.1		5.4

Restructuring and other charges (recoveries)	15.5		(2.6)		27.4		5.5
Losses related to the repurchase of shares or debt	—		—		8.8		—
Adjustments for taxes	(3.7)		—		6.4		(0.5)
Non-IFRS adjusted net earnings	$42.5	2.7%	$57.4	3.1%	$136.4	2.9%	$170.8	3.1%

Diluted EPS
Weighted average # of shares (in millions) - IFRS	231.5		219.5		232.4		219.4
IFRS earnings per share	$0.09		$0.23		$0.27		$0.57
Weighted average # of shares (in millions) - Non-IFRS	231.5		219.5		232.4		219.4
Non-IFRS adjusted net earnings per share	$0.18		$0.26		$0.59		$0.78

IFRS cash provided by operations	$90.5		$124.4		$110.6		$99.5
Purchase of property, plant and equipment, net of sales proceeds	(9.0)		(18.4)		(21.5)		(38.4)
Finance costs paid	(0.8)		(1.5)		(13.7)		(6.0)
Non-IFRS free cash flow (2)	$80.7		$104.5		$75.4		$55.1

ROIC % (3)	23.1%		26.4%		25.6%		27.3%

(1)        EBIAT is defined as earnings before interest, amortization and income taxes.  EBIAT also excludes stock-based compensation, restructuring and other charges, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)        Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of capital equipment and property (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(3)    Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2010	2011	2010	2011

Non-IFRS operating earnings (EBIAT)	$48.4	$67.0	$157.7	$194.3
Multiplier	4	4	1.333	1.333
Annualized EBIAT	$193.6	$268.0	$210.3	$259.1

Average net invested capital for the period	$837.0	$1,015.4	$821.4	$947.4

ROIC %	23.1%	26.4%	25.6%	27.3%

	December 31	March 31	June 30	September 30
	2010	2011	2011	2011

Net invested capital consists of:
Total assets	$3,013.9	$2,997.3	$3,020.6	$2,914.8
Less: cash	632.8	584.0	552.6	586.1
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,552.6	1,483.1	1,417.3	1,348.6
Net invested capital by quarter	$828.5	$930.2	$1,050.7	$980.1

	December 31	March 31	June 30	September 30
	2009	2010	2010	2010
Net invested capital consists of:
Total assets	$3,021.8	$2,808.6	$2,697.3	$2,831.2
Less: cash	937.7	712.2	683.9	705.6
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,298.3	1,270.8	1,168.4	1,296.5
Net invested capital by quarter	$785.8	$825.6	$845.0	$829.1

GUIDANCE SUMMARY

	Q3 11 Guidance	Q3 11 Actual	Q4 11 Guidance(4)
Revenue	$1.725B - $1.875B	$1.83B	$1.70B - $1.85B
Adjusted net EPS (diluted)	$0.23 - $0.29	$0.26	$0.23 - $0.29

(4)      We expect a negative $0.04 to $0.07 per share (diluted) pre-tax aggregate impact on an IFRS basis for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1	December 31	September 30
	2010	2010	2011
Assets
Current assets:
Cash and cash equivalents (note 12)	$937.7	$632.8	$586.1
Accounts receivable (note 6)	828.1	945.1	778.1
Inventories (note 7)	676.1	845.7	939.8
Income taxes receivable	21.2	15.6	13.5
Assets classified as held-for-sale	22.8	35.5	39.3
Other current assets	74.5	87.0	66.2
Total current assets	2,560.4	2,561.7	2,423.0

Property, plant and equipment	371.5	332.2	328.6
Goodwill	—	14.6	48.7
Intangible assets	33.1	33.6	37.7
Deferred income taxes	25.1	41.9	42.7
Other non-current assets	31.7	29.9	34.1
Total assets	$3,021.8	$3,013.9	$2,914.8

Liabilities and Equity
Current liabilities:
Accounts payable	$927.1	$1,176.2	$1,010.9
Accrued and other current liabilities	261.1	279.1	256.1
Income taxes payable	38.0	55.4	45.3
Current portion of provisions	72.1	41.9	36.3
Current portion of long-term debt (note 8(b))	222.8	—	—
Total current liabilities	1,521.1	1,552.6	1,348.6

Retirement benefit obligations	116.0	129.3	117.0
Provisions and other non-current liabilities	7.1	12.9	12.4
Deferred income taxes	31.9	36.2	38.6
Total liabilities	1,676.1	1,731.0	1,516.6

Equity:
Capital stock (note 9)	3,591.2	3,329.4	3,347.4
Treasury stock	(0.4)	(15.9)	(31.9)
Contributed surplus	222.7	360.9	370.2
Deficit	(2,476.7)	(2,403.8)	(2,277.9)
Accumulated other comprehensive income (loss)	8.9	12.3	(9.6)
Total equity	1,345.7	1,282.9	1,398.2
Total liabilities and equity	$3,021.8	$3,013.9	$2,914.8

Contingencies (note 13).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Revenue	$1,546.5	$1,830.1	$4,650.0	$5,459.6
Cost of sales	1,438.6	1,703.6	4,328.5	5,090.3
Gross profit	107.9	126.5	321.5	369.3
Selling, general and administrative expenses (SG&A)	65.0	61.9	183.4	194.9
Research and development	—	3.9	—	9.1
Amortization of intangible assets	3.9	3.5	11.4	10.9
Other charges (recoveries) (note 10)	15.5	(2.6)	36.2	5.5
Earnings from operations	23.5	59.8	90.5	148.9
Finance costs, net	1.2	1.6	6.2	4.3
Earnings before income taxes	22.3	58.2	84.3	144.6
Income tax expense (recovery) (note 11):
Current	5.2	2.7	28.2	15.9
Deferred	(4.2)	5.3	(6.7)	2.8
	1.0	8.0	21.5	18.7
Net earnings for the period	$21.3	$50.2	$62.8	$125.9

Basic earnings per share	$0.09	$0.23	$0.27	$0.58

Diluted earnings per share	$0.09	$0.23	$0.27	$0.57

Shares used in computing per share amounts (in millions):
Basic	229.6	216.6	230.0	216.2
Diluted	231.5	219.5	232.4	219.4

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Net earnings for the period	$21.3	$50.2	$62.8	$125.9
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	5.2	(3.2)	1.9	2.0
Change from derivatives designated as hedges	9.5	(18.2)	3.6	(23.9)
Total comprehensive income for the period	$36.0	$28.8	$68.3	$104.0

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)
Balance — January 1, 2010	$3,591.2	$(0.4)	$222.7	$(2,476.7)	$8.9
Issuance of capital stock	5.8	—	—	—	—
Repurchase of capital stock (note 9)	(78.0)	—	40.7	—	—
Purchase of treasury stock	—	(26.2)	—	—	—
Stock-based compensation and other	—	3.7	18.9	—	—
Net earnings for the period	—	—	—	62.8	—
Currency translation differences for foreign operations	—	—	—	—	1.9
Change from derivatives designated as hedges	—	—	—	—	3.6
Balance — September 30, 2010	$3,519.0	$(22.9)	$282.3	$(2,413.9)	$14.4

Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3
Issuance of capital stock	18.0	—	(6.5)	—	—
Purchase of treasury stock	—	(32.8)	—	—	—
Stock-based compensation and other	—	16.8	15.8	—	—
Net earnings for the period	—	—	—	125.9	—
Currency translation differences for foreign operations	—	—	—	—	2.0
Change from derivatives designated as hedges	—	—	—	—	(23.9)
Balance — September 30, 2011	$3,347.4	$(31.9)	$370.2	$(2,277.9)	$(9.6)

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Cash provided by (used in):

Operating activities:
Net earnings for the period	$21.3	$50.2	$62.8	$125.9
Adjustments for items not affecting cash:
Depreciation and amortization	21.2	19.5	66.0	58.3
Equity-settled stock-based compensation	7.9	8.0	23.6	31.5
Other charges (recoveries)	(0.1)	(1.7)	7.9	(5.4)
Finance costs, net	1.2	1.6	6.2	4.3
Income tax expense	1.0	8.0	21.5	18.7
Other	4.0	(1.9)	(3.6)	(6.8)
Changes in non-cash working capital items:
Accounts receivable	13.5	46.7	53.1	179.7
Inventories	(81.2)	70.4	(81.4)	(57.1)
Other current assets	(5.5)	13.0	(4.0)	9.6
Accounts payable, accrued and other current liabilities and provisions	108.4	(87.3)	(34.8)	(236.3)
Non-cash working capital changes	35.2	42.8	(67.1)	(104.1)
Net income taxes paid	(1.2)	(2.1)	(6.7)	(22.9)
Net cash provided by operating activities	90.5	124.4	110.6	99.5

Investing activities:
Acquisitions, net of cash acquired (note 4)	(11.2)	(2.5)	(16.2)	(80.5)
Purchase of computer software and property, plant and equipment	(16.0)	(19.0)	(35.5)	(47.5)
Proceeds from sale of assets	7.0	0.6	14.0	9.1
Other	(0.2)	—	—	—
Net cash used in investing activities	(20.4)	(20.9)	(37.7)	(118.9)

Financing activities:
Repayment of borrowings under credit facilities (note 8(a))	—	(45.0)	—	—
Repurchase of Senior Subordinated Notes (Notes) (note 8(b))	—	—	(231.6)	—
Repurchase of capital stock (note 9)	(37.3)	—	(37.3)	—
Issuance of capital stock (note 9)	—	—	4.0	11.5
Purchase of treasury stock (note 9)	(11.1)	(23.5)	(26.2)	(32.8)
Finance costs paid	(0.8)	(1.5)	(13.7)	(6.0)
Other	0.8	—	(0.2)	—
Net cash used in financing activities	(48.4)	(70.0)	(305.0)	(27.3)

Net increase (decrease) in cash and cash equivalents	21.7	33.5	(232.1)	(46.7)
Cash and cash equivalents, beginning of period	683.9	552.6	937.7	632.8
Cash and cash equivalents, end of period	$705.6	$586.1	$705.6	$586.1

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica provides end-to-end product lifecycle solutions on a global basis to original equipment manufacturers (OEMs) and service providers in the consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology markets. Our product lifecycle solutions include a full range of services to our customers including design, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS).

Our unaudited interim consolidated financial statements are prepared in accordance with IFRS and its interpretations adopted by the IASB, including IFRS 1, First-time Adoption of International Financial Reporting Standards.  We have elected January 1, 2010 as the date of transition to IFRS (Transition Date).  Previously, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in Canada (GAAP).  GAAP differs in some policies from IFRS.  In accordance with the transition rules, we have retroactively applied IFRS to our comparative data for 2010.

These unaudited interim consolidated financial statements should be read in conjunction with our 2010 annual consolidated financial statements prepared in accordance with GAAP and with our IFRS accounting policies, transition disclosures and selected annual disclosures in notes 2, 3 and 12, respectively, of our unaudited interim consolidated financial statements for the three months ended March 31, 2011.

In note 3, we have presented reconciliations and descriptions of the effect of our transition from GAAP to IFRS on our equity, net earnings and comprehensive income for the 2010 comparative periods.

The unaudited interim consolidated financial statements were authorized for issuance by the Board of Directors on October 20, 2011.

Functional and presentation currency:

These unaudited interim consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information presented in U.S. dollars (except per share amounts) has been rounded to the nearest million.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units (CGU), and to valuing our financial instruments, pension costs, stock-based payments, provisions and contingencies.  These unaudited interim consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our unaudited interim consolidated financial statements for the three months ended March 31, 2011.

3.             TRANSITION TO IFRS

We adopted IFRS on January 1, 2011. We have applied IFRS retroactively to our comparative data as of January 1, 2010, the Transition Date.

RECONCILIATION OF GAAP TO IFRS:

The following tables set forth, for the periods indicated, a reconciliation from GAAP to IFRS, of our equity, net earnings and comprehensive income:

		January 1	September 30	December 31
Reconciliation of equity:	Notes	2010	2010	2010

Equity in accordance with GAAP		$1,475.8	$1,502.2	$1,421.3
Employee benefits	a	(130.4)	(124.6)	(152.4)
Restructuring provision	b	(1.3)	(0.6)	9.8
Income taxes	c	1.6	2.8	5.6
Business combinations	d	—	(1.0)	(1.0)
Other		—	0.1	(0.4)
Equity in accordance with IFRS		$1,345.7	$1,378.9	$1,282.9

		Three months ended September 30	Nine months ended September 30	Year ended December 31
Reconciliation of net earnings:	Notes	2010	2010	2010

Net earnings in accordance with GAAP		$35.4	$55.2	$80.8
Employee benefits (includes related foreign exchange)	a	0.8	5.8	6.7
Restructuring provision	b	(14.8)	0.7	11.1
Income taxes	c	0.5	1.2	3.6
Business combinations	d	(0.6)	(1.0)	(1.0)
Stock-based compensation	f	0.1	0.8	0.4
Other		(0.1)	0.1	(0.4)
IFRS adjustments to net earnings		(14.1)	7.6	20.4
Net earnings in accordance with IFRS		$21.3	$62.8	$101.2

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

		Three months ended September 30	Nine months ended September 30	Year ended December 31
Reconciliation of comprehensive income:	Notes	2010	2010	2010

Comprehensive income in accordance with GAAP		$50.1	$60.7	$84.2
IFRS adjustments to net earnings as above		(14.1)	7.6	20.4
Actuarial losses on pension plans, net of tax	a	—	—	(28.3)
Comprehensive income in accordance with IFRS		$36.0	$68.3	$76.3

Transitional adjustments:

(a)  Employee benefits and actuarial losses on pension plans:

In accordance with GAAP, actuarial gains and losses arising from defined benefit and post-retirement benefit plans were deferred and amortized to operations over time using the corridor approach.  Under IFRS, we elected to recognize all cumulative actuarial gains or losses deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $140.3 of unrecognized actuarial losses under GAAP.  Under GAAP, prior service costs or credits were deferred and amortized to operations over the remaining service period or life expectancy.  Under IFRS, we recognized vested prior service credits deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $9.9 of unrecognized vested prior service credits under GAAP.

At December 31, 2009, the balance of our pension asset and pension obligations under GAAP were $104.4 and $75.4, respectively. Compared to GAAP, the IFRS pension-related transitional adjustments had the following effect on the consolidated balance sheet:

	January 1	September 30	December 31
	2010	2010	2010
Decrease in pension asset (included in other non-current assets)	$89.8	$98.1	$104.3
Increase in retirement benefit obligations	40.6	30.9	48.1
	$130.4	$129.0	$152.4

Employee benefit expense for the three and nine months ended September 30, 2010 and the year ended December 31, 2010 was lower under IFRS compared to GAAP by $0.8, $5.8 and $6.7 (including the impact of related foreign exchange gains or losses on the net pension liabilities recorded on transition), respectively, as the employee benefit expense under IFRS excludes the impact of the above actuarial losses and vested prior service credits that we recorded directly through deficit on the Transition Date.  Under IFRS, we elected to recognize actuarial gains and losses incurred after the Transition Date of $28.3 ($28.7 less $0.4 of taxes) through other comprehensive income (OCI) and deficit for the year ended December 31, 2010.

(b)  Restructuring provision:

In accordance with GAAP, we discounted significant restructuring provisions using the discount rate at the time of initial measurement and we recorded no adjustments to reflect subsequent changes in discount rates.  Under IFRS, we remeasure our provisions each reporting period using the current period pre-tax discount rates. On the Transition Date, we increased the restructuring provision liability by $1.3 to reflect the impact of then current discount rates. For the three months ended September 30, 2010, IFRS net earnings were lower than GAAP net earnings by $0.1, and for the nine months ended September 30, 2010 and the year ended December 31, 2010, IFRS net earnings were higher than GAAP net earnings by $0.2 and $0.4, respectively, to reflect changes in discount rates during the period.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

In addition, IFRS defers the recognition of restructuring charges until the plans are implemented or announced to employees.  During the third quarter of 2010, we announced certain restructuring actions which we previously recorded under GAAP in the second quarter of 2010.  As a result, in the third quarter of 2010, we increased our restructuring charges under IFRS compared to GAAP by $14.7.  Under GAAP, our restructuring charges included $0.5 and $10.7 for actions not yet announced at September 30, 2010 and December 31, 2010, respectively, which we reversed under IFRS and expect to action during 2011.  There were no restructuring adjustments related to unannounced actions at the Transition Date.  Our restructuring provision at January 1, 2010 was $45.3 (December 31, 2010 — $20.0) under IFRS.

(c)   Income taxes:

Under IFRS, we recognized net deferred income tax assets for temporary differences arising from inter-company transfers of property and equipment and to reflect the tax effect of revaluing foreign currency denominated non-monetary balances, which were not required under GAAP.  We also recorded the deferred income tax effects of the other IFRS adjustments.

(d)  Business combinations:

Under IFRS, acquisition-related transaction costs are expensed as incurred.  As a result of transaction costs associated with our two acquisitions in 2010, IFRS net earnings for the three and nine months ended September 30, 2010 and the year ended December 31, 2010 were lower than GAAP net earnings by $0.6, $1.0 and $1.0, respectively. Under GAAP, these costs were capitalized as part of the purchase price allocation.  IFRS also requires that obligations for contingent consideration be recorded at fair value at the acquisition date.  Under GAAP, contingent consideration is only recorded when the amounts are reasonably estimable and the outcome is certain. For one acquisition in 2010, we recorded additional goodwill of $4.5 under IFRS, with a corresponding increase to other non-current provisions on the acquisition date.  Subsequent changes in the fair value of the contingent consideration from the date of acquisition to the settlement date are generally recorded in the consolidated statement of operations.  At December 31, 2010, the fair value of the contingent consideration increased to $4.6 due to changes in foreign exchange rates.

(e)   Cumulative currency translation adjustment:

Under IFRS, we elected to clear our cumulative currency translation balance to zero through equity on the Transition Date.  We eliminated $46.9 of cumulative currency translation gains from OCI and reduced our deficit upon transition to IFRS. Total equity was not affected.

Other adjustments and reclassifications:

(f)    Stock-based compensation:

Under GAAP, each grant was treated as a single arrangement and compensation expense was determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis.  IFRS requires a separate calculation of compensation expense for awards that vest in installments.  Under IFRS, compensation expense differs from GAAP based on the changing fair values used for each installment and the timing of recognizing compensation expense.  Generally this results in accelerated expense recognition under IFRS.  On the Transition Date, we recognized additional compensation expense of $11.7 which increased our deficit with a corresponding offset to contributed surplus. Total equity was not affected. Under IFRS as compared to GAAP, stock-based compensation expense for the three and nine months ended September 30, 2010 and year ended December 31, 2010 decreased by $0.1, $0.8 and $0.4, respectively.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(g)  Assets held-for-sale:

Under IFRS, we classified assets held-for-sale separately on the consolidated balance sheet.  Under GAAP, assets held-for-sale were included with property, plant and equipment and long-term assets on the consolidated balance sheet.  On the Transition Date, we reclassified assets held-for-sale of $22.8 to a separate line item.  Total equity was not affected by this reclassification.  At December 31, 2010, we had $35.5 in assets held-for-sale.

Cash flow:

The adoption of IFRS did not significantly impact our cash flows compared to GAAP.  Under IFRS, we reclassified $0.8 and $13.7 of finance costs paid from operating activities to financing activities for the three and nine months ended September 30, 2010, respectively ($15.0 — year ended December 31, 2010).  These costs were primarily for interest paid on our Notes prior to redemption in March 2010. There were no changes to overall net cash flows.

4.             ACQUISITIONS

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. We acquired certain assets located in Portland, Oregon and the shares of China-based Brooks Automation Limited.  The operations specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers.

The final purchase price was $80.5, net of cash acquired, which we financed from cash on hand and $45.0 from our revolving credit facility.  Details of the final purchase price allocation, using estimated fair values, are as follows:

Current assets, net of cash acquired	$49.9
Capital and other long-term assets	1.5
Customer intangible assets	12.5
Goodwill	33.8
Current liabilities	(17.2)
$80.5

We finalized the purchase price allocation in the third quarter of 2011, including the fair value of our customer intangible and other assets. We increased the purchase price to reflect a $2.5 working capital adjustment which we paid in August 2011. Through this acquisition, we established an entry into the semiconductor capital equipment market, added capabilities to and diversified our industrial service offering, and acquired an experienced design and engineering workforce we can leverage with our existing customers. We expect approximately one-third of the goodwill will be tax deductible. We have expensed a total of $0.6 in acquisition-related transaction costs through other charges since the acquisition. These operations have not contributed significantly to our overall consolidated results of operations since the acquisition in late June 2011.

Pro forma disclosure: Revenue and earnings for the combined companies for the current reporting period would not have been materially different had the acquisition occurred at the beginning of the year.

In January 2010, we acquired Scotland-based Invec Solutions Limited (Invec). Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider that offers concept-to-full-production solutions in medical devices with a core focus on the diagnostic and imaging market.  The total purchase price for these two acquisitions was $18.3 and was financed with cash.  The purchase price for Allied Panels is subject to adjustment for contingent consideration totaling up to 7.1 million Euros (approximately

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

$9.6 at current exchange rates, of which $4.5 was included in goodwill on the acquisition date), if specific pre-determined financial targets are achieved through fiscal year 2012.  We continue to monitor this contingency each quarter.  Subsequent changes in the fair value of the contingent liability are recorded in our consolidated statement of operations.

5.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the level of business and program wins or losses from new, existing and disengaging customers, the phasing in or out of programs, and changes in customer demand. We expect that the pace of technological change, the frequency of OEMs transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011
Consumer	24%	25%	26%	25%
Enterprise Communications	25%	26%	24%	26%
Servers	13%	14%	13%	15%
Storage	12%	11%	13%	11%
Telecommunications	14%	8%	13%	10%
Industrial, Aerospace and Defense, Healthcare and Green Technology	12%	16%	11%	13%

Customers:

For the third quarter and first nine months of 2011, two customers and three customers, respectively, individually represented more than 10% of total revenue (third quarter and first nine months of 2010 — one customer).  Our largest customer, Research In Motion, accounted for 18% of total revenue for the third quarter of 2011 (year ended December 31, 2010 — 20%).

6.             ACCOUNTS RECEIVABLE

In November 2010, we renewed an agreement to sell certain accounts receivable to a third-party bank which had a Standard and Poor’s rating of A-1 at September 30, 2011. We can sell up to $250.0 in accounts receivable (subject to pre-determined limits by customer) under a committed sales program.  At September 30, 2011, we had sold $100.0 of accounts receivable under this program (June 30, 2011 — $120.0; December 31, 2010 — $60.0).  The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows.  We pay interest and commitment fees which we record through finance costs in our consolidated statement of operations. This facility expires in November 2012.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

7.             INVENTORIES

During the third quarter of 2011, we recorded a net inventory valuation recovery through cost of sales of $1.1, primarily to reflect realized gains on the disposition of inventory previously written down. During the first nine months of 2011, we recorded a net inventory provision through cost of sales of $4.6 to reflect changes in the value of our inventory to net realizable value.  During the third quarter and first nine months of 2010, we recorded a net inventory valuation recovery through cost of sales of $1.1 and $6.3, respectively, primarily to reflect realized gains on the disposition of inventory previously written down.

8.             CREDIT FACILITIES AND LONG-TERM DEBT

(a)  Credit facilities:

In January 2011, we renewed our revolving credit facility on generally similar terms and conditions, and increased the size of the facility from $200.0 to $400.0 with a maturity of January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We pledged certain assets, including the shares of certain North American subsidiaries, as security for borrowings under this facility.

Borrowings under this facility bear interest at LIBOR plus a margin. In June 2011, we borrowed $45.0 under this facility, to fund a portion of the purchase price of an acquisition, which we repaid in the third quarter of 2011. Each draw under the facility bears interest based on LIBOR plus a margin for the term of the draw (which has been less than 90 days). At September 30, 2011, we were in compliance with all covenants.  Commitment fees for the first nine months of 2011 were $1.5. At September 30, 2011, we had $41.0 of letters of credit outstanding, including $26.7 that were issued under our credit facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at September 30, 2011.  There were no borrowings outstanding under these overdraft facilities at September 30, 2011.

During any period, we may borrow and repay amounts under these facilities.  The amounts we borrow and repay can vary significantly from month-to-month depending upon our working capital and other cash requirements.

(b) Senior Subordinated Notes:

In March 2010, we paid $231.6 to repurchase the remaining outstanding Notes and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.   There were no Notes outstanding at September 30, 2011.

9.             CAPITAL STOCK

In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the TSX to repurchase, at our discretion until the expiry of the NCIB on August 2, 2011, up to 18.0 million subordinate voting shares on the open market or as otherwise permitted, subject to normal terms and limitations of such bids.  The total number of subordinate voting shares we repurchased for cancellation under the NCIB was reduced by the number of subordinate voting shares purchased for our employee equity-based incentive programs which totaled 1.9 million from the NCIB’s commencement. We repurchased and cancelled a total of 16.1 million subordinate voting shares at a weighted average price of $8.75 per share during the course of the NCIB. During the third quarter and first nine months of 2011, we did not repurchase any subordinate voting shares for cancellation under the NCIB.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares to employees upon vesting of share unit awards under our long-term incentive plans. During the third quarter and first nine months of 2011, we paid $23.5 and $32.8, respectively, for the trustee to purchase 2.9 million and 3.7 million subordinate voting shares, respectively, in the open market.  At September 30, 2011, the trustee held 3.7 million subordinate voting shares, with an ascribed value of $31.9, for delivery under these plans. We classify these shares for accounting purposes as treasury stock until they are delivered to employees pursuant to the awards.  At September 30, 2010, the trustee held 2.5 million subordinate voting shares with an ascribed value of $22.9.

We elected to cash-settle certain restricted share unit (RSU) and performance share unit (PSU) awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares we could purchase in the open market as a result of terms in our Notes and our share buy-back program. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense.  We recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7 in the first quarter of 2011 (first quarter of 2010 — $2.2).

The following table outlines the activity for stock-based awards for the first nine months of 2011:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2010	10.5	4.8	7.7
Granted (i)	0.9	2.3	2.1
Exercised (ii)	(1.9)	(2.0)	(1.8)
Forfeited/expired	(0.6)	(0.3)	(0.5)
Outstanding at September 30, 2011	8.9	4.8	7.5

The weighted-average grant date fair value of options and share units awarded:	$4.86	$9.82	$13.75

(i)                                   During the first quarter of 2011, we granted 2.1 million PSUs that vest based on the achievement of a market performance condition based on Total Shareholder Return (TSR).  See note 2(m) of our March 31, 2011 unaudited interim consolidated financial statements for a description of TSR.  We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market.

(ii)                                During the first nine months of 2011, we received cash proceeds of $11.5 relating to the exercise of stock options.

Total stock-based compensation expense, including the mark-to-market and plan adjustments, was $8.0 and $34.5, respectively, for the third quarter and first nine months of 2011 (third quarter and first nine months of 2010 — $7.9 and $26.9, respectively). During the first quarter of 2011, we amended the retirement eligibility clauses in our long-term incentive plans which accelerated our recognition of the related compensation expense of $4.8.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

10.          OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011

Restructuring (a)	$15.0	$(0.8)	$28.9	$6.8
Loss on repurchase of Notes (note 8(b))	—	—	8.8	—
Other (b)	0.5	(1.8)	(1.5)	(1.3)
	$15.5	$(2.6)	$36.2	$5.5

(a)                               Restructuring:

Our restructuring actions included consolidating facilities and reducing our workforce.  The restructuring charges for the first nine months of 2011 were comprised of $10.5, primarily for employee termination costs, offset partially by recoveries of $3.7 representing gains from the sale of vacated properties and surplus equipment. During the third quarter of 2011, we recorded a credit of $0.8 to true up our employee termination liabilities.  During the third quarter and first nine months of 2011, we paid employee termination costs and lease payments totaling $8.0 and $18.1, respectively. At September 30, 2011, the restructuring provision consists of the following:

Employee termination costs	$4.2
Lease and other contractual obligations, including accretion	8.1
Facility exit costs and other	0.5
$12.8

(b)                           Other:

Other is comprised of recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs.  During the third quarter of 2011, we recorded a recovery of $1.7 related to the pending sale of one of our European facilities, for which an impairment was previously reflected through other charges.

11.          INCOME TAXES

Our effective tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective tax rate can also vary due to the impact of foreign exchange fluctuations and changes in our provisions related to tax uncertainties.

During the second quarter of 2011, we formally settled the tax audits related to the years 1999 through 2008 of one of our Hong Kong subsidiaries for the amounts previously accrued. During the second quarter of 2010, we recorded an adjustment relating to these tax audits which had the effect of increasing the effective tax rate for the nine months ended September 30, 2010.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, as well as derivatives.  The majority of our financial liabilities are recorded at amortized costs except for derivatives.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	January 1	December 31	September 30
	2010	2010	2011

Cash (i)	$259.8	$242.6	$235.0
Cash equivalents (i)	677.9	390.2	351.1
	$937.7	$632.8	$586.1

(i)                                     Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at September 30, 2011 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at September 30, 2011 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as pension and post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at September 30, 2011.

	Chinese renminbi	Malaysia ringgit	Thai baht	Canadian dollar	Mexican peso

Cash and cash equivalents	$28.4	$3.0	$0.9	$6.6	$1.8
Accounts receivable	18.9	—	—	5.2	—
Other financial assets	1.8	0.6	0.2	—	0.9
Accounts payable and certain accrued and other liabilities and provisions	(33.1)	(14.1)	(16.1)	(23.7)	(14.8)
Net financial assets (liabilities)	$16.0	$(10.5)	$(15.0)	$(11.9)	$(12.1)

Foreign currency risk sensitivity analysis:

At September 30, 2011, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Chinese renminbi	Malaysia ringgit	Thai baht	Canadian dollar	Mexican peso
	Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$—	$2.2	$(0.2)
Other comprehensive income	—	0.7	1.2	1.3	0.4
1% Weakening
Net earnings	(0.5)	0.1	—	(2.1)	0.2
Other comprehensive income	—	(0.7)	(1.2)	(1.3)	(0.4)

At September 30, 2011, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$391.2	$1.00	15	$(11.5)
Thai baht	141.9	0.03	15	(3.6)
Malaysian ringgit	84.5	0.32	15	(2.9)
Mexican peso	53.5	0.08	12	(3.5)
Euro	21.8	1.37	3	—
Chinese renminbi	33.4	0.16	12	(0.1)
Singapore dollar	20.9	0.80	12	(0.6)
Romanian lei	11.3	0.33	12	(0.8)
Czech koruna	12.9	0.06	4	(0.4)
Other	27.2	—	4	0.2
Total	$798.6			$(23.2)

At September 30, 2011, the fair value of our foreign currency contracts was a net unrealized loss of $23.2 (December 31, 2010 — net unrealized gain of $13.0).  Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in OCI until the expenses being hedged are recognized to our consolidated statement of operations. At September 30, 2011, we recorded $2.7 of derivative assets in other current assets and $25.9 of derivative liabilities in accrued and other current and non-current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

13.          CONTINGENCIES

Litigation

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants’ motions to dismiss the consolidated amended complaint in its entirety.  The plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claims against us, our former Chief Executive

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

and Chief Financial Officers, but are not appealing the dismissal of its claims against one of our directors and Onex Corporation.  The briefing process on the appeal has been completed but the Court of Appeals has not yet heard argument on the appeal. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of any actions has been granted by that court.  We believe that the allegations in the claims and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending both the Canadian claims and the appeal.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $23.5 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the matter has been sent to a court of appeals. We have not accrued for any potential adverse tax impact for the 2004 tax audit as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 56.4 million Brazilian reais (approximately $30.4 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Japan

The major earthquake and tsunami in Japan in March 2011, including the aftermath of those events, affected our local operations in the first quarter of 2011.  Our operations in Japan include a sales office, a repair service center and a manufacturing facility. The manufacturing facility in Miyagi, Japan was damaged and operations were interrupted for approximately two weeks in March 2011. Production had resumed by the end of the first quarter and has continued generally without interruption since then.  We have filed an insurance claim which exceeds the carrying value of the damaged assets.  Any excess of the insurance proceeds above the carrying value of the damaged assets will be recorded in the period the insurance claim is resolved.  There can be no assurance that we will receive from our insurers the full amount of our claim.